Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2011	2010	2009	2008	2007
Earnings, as defined:
Pretax income from operations	$625,164	$628,901	$493,725	$506,424	$431,251
Add: Fixed charges	253,867	233,604	224,041	199,739	311,377
Total earnings, as defined	$879,031	$862,505	$717,766	$706,163	$742,628

Fixed charges, as defined:
Interest charges	$186,885	$171,945	$166,212	$154,313	$180,230
Interest charges on life insurance policy borrowings	332	372	324	248	105,396
Interest component of leases	66,650	61,287	57,505	45,178	25,751
Total fixed charges, as defined	$253,867	$233,604	$224,041	$199,739	$311,377
Ratio of earnings to fixed charges	3.5	3.7	3.2	3.5	2.4